UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2024

Commission File Number: 000-24027

NXT Energy Solutions Inc.
(Translation of registrant’s name into English)

Suite 302

3320 - 17th Avenue SW

Calgary, Alberta, Canada, T3E 0B4

 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: __

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): __

The Issuer is filing material documents not previously filed.

Exhibits

99.1	NXT ENERGY SOLUTIONS INC. NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS AND MANAGEMENT INFORMATION CIRCULAR DATED JUNE 13, 2024
99.2	Request for Financial Statements.
99.3	Form of Proxy

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NXT Energy Solutions Inc.
(Registrant)

Dated: June 18, 2024	/s/ Eugene Woychyshyn
Eugene Woychyshyn
Vice President of Finance & CFO

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